SECURITIES AND EXCHANGE COMMISSION

                       Washington, D. C.  20549


                              FORM 11-K

                            ANNUAL REPORT

                   Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934


(Mark One):

  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the plan year ended December 31, 1993

                                  OR


  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the transition period from ____________ to ______________

Commission file number 1-8059

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              GETTY PETROLEUM CORP.
              RETIREMENT AND PROFIT SHARING PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              GETTY PETROLEUM CORP.
              125 Jericho Turnpike
              Jericho, New York   11753






                         REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

   1.  Financial Statements:

              Report of Independent Accountants

              Statements of Net Assets Available for Plan
               Benefits as of December 31, 1993 and 1992

              Statement of Changes in Net Assets Available for
               Plan Benefits for the year ended December 31, 1993

              Notes to Financial Statements

       Supplemental Schedules:

              Schedule of Assets Held for Investment Purposes as
               of December 31, 1993

              Schedule of Reportable Transactions for the year
               ended December 31, 1993

   2.  Exhibits:  None











                                  -2-




                              SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        GETTY PETROLEUM CORP.
                                        RETIREMENT AND
                                        PROFIT SHARING PLAN


Dated:  June 23, 1994

                                        By: Getty Petroleum Corp.
                                            Retirement Plan Committee
                                            Plan Administrator



                                        By: _________________________
                                            Leo Liebowitz



                                        By: _________________________
                                            Milton Safenowitz



                                        By: _________________________
                                            Stephen P. Salzman











                                  -3-








                        GETTY PETROLEUM CORP.
                  RETIREMENT AND PROFIT SHARING PLAN

                         Financial Statements

                   as of December 31, 1993 and 1992
               and for the year ended December 31, 1993










                    INDEX TO FINANCIAL STATEMENTS


                                                                 PAGE

Report of Independent Accountants                                2 - 3

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 1993 and 1992                                 4

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1993                    5

 Notes to Financial Statements                                   6 - 8

Supplemental Schedules:
 Schedule G (Form 5500), Part I - Schedule of Assets Held
                                  for Investment Purposes as
                                  of December 31, 1993             *

 Schedule G (Form 5500), Part V - Schedule of Reportable
                                  Transactions for the year
                                  ended December 31, 1993          *





*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1993 which material is incorporated herein by reference.

                  REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement Committee of the Getty Petroleum
  Corp. Retirement and Profit Sharing Plan:

     We have audited the financial statements of the GETTY PETROLEUM CORP. RETIREMENT AND PROFIT SHARING PLAN (the "Plan"), as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1993 and 1992, and the changes in net assets available for Plan benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of

Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Melville, New York
June 13, 1994.

                        GETTY PETROLEUM CORP.
                  RETIREMENT AND PROFIT SHARING PLAN
         Statements of Net Assets Available for Plan Benefits
                   as of December 31, 1993 and 1992

                                                    1993                                                 1992
                            --------------------------------------------------  --------------------------------------------------
                               Fund A        Fund B      Fund C        Total       Fund A        Fund B      Fund C        Total
- ----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
  value (Note 3)            $13,366,908   $1,200,452   $1,672,495  $16,239,855  $11,634,514   $1,043,644  $1,105,067   $13,783,225

Receivables:
 Employer contributions         165,593       17,994       15,351      198,938      175,135       18,296      10,182       203,613
 Employee contributions          75,117        7,542        5,230       87,889       69,757        6,618       5,726        82,101
                            -----------   ----------   ----------  -----------  -----------   ----------  ----------   -----------
                                240,710       25,536       20,581      286,827      244,892       24,914      15,908       285,714

Cash                                  -            -        5,819        5,819            -            -       2,883         2,883
                            -----------   ----------   ----------  -----------  -----------   ----------  ----------   -----------
     Total assets            13,607,618    1,225,988    1,698,895   16,532,501   11,879,406    1,068,558   1,123,858    14,071,822

Liabilities:
 Accrued
  liabilities                    97,511            -            -       97,511      185,943            -           -       185,943
                            -----------   ----------  -----------  -----------  -----------  -----------  ----------   -----------

Net assets available
 for plan benefits          $13,510,107   $1,225,988   $1,698,895  $16,434,990  $11,693,463   $1,068,558  $1,123,858   $13,885,879
                            ===========   ==========   ==========  ===========  ===========   ==========  ==========  ============

See accompanying notes.

                        GETTY PETROLEUM CORP.
                  RETIREMENT AND PROFIT SHARING PLAN
    Statement of Changes in Net Assets Available for Plan Benefits
                 for the year ended December 31, 1993

                                             Fund A       Fund B      Fund C        Total
                                         -------------------------------------------------
Contributions:
 Employer                                   $485,455      $52,812     $40,665      $578,932
 Employee                                    892,111      100,127      76,931     1,069,169
                                         -----------      -------     -------     ---------

                                           1,377,566      152,939     117,596     1,648,101
                                         -----------      -------     -------     ---------

Investment income:
 Interest and dividend income                984,739       30,585         132     1,015,456
 Net appreciation of investments                   -       72,004     450,918       522,922
                                         -----------    ---------   ---------   -----------

                                             984,739      102,589     451,050     1,538,378
                                         -----------    ---------   ---------   -----------

Transfers from (to) other funds               91,707      (98,098)      6,391            -
                                         -----------    ---------   ---------   -----------

Withdrawals                                 (637,368)           -           -      (637,368)
                                         -----------    ---------   ---------   -----------

Net additions                              1,816,644      157,430     575,037     2,549,111

Net assets available for plan
 benefits as of January 1, 1993           11,693,463    1,068,558   1,123,858    13,885,879
                                         -----------    ---------   ---------   -----------

Net assets available for plan
 benefits as of December 31, 1993        $13,510,107   $1,225,988  $1,698,895   $16,434,990
                                         ===========   ==========  ==========   ===========


See accompanying notes.

                         GETTY PETROLEUM CORP.
                  RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements

1.  Description of Plan

     The following brief description of the Getty Petroleum Corp.
Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Petroleum Corp. (the "Company"), who have completed one year of service, except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

     Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

     Contributions to the Plan may be invested in three available investment funds allocated in multiples of 25% at the election of the employee. Fund A is a Fixed Income Investment Fund, which consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to their credit worthiness. Fund B is a Diversified Investment Fund, which consists primarily of capital stock of issuers other than those of the Company or an affiliated company. Fund C is an Employer Common Stock Fund, which is a fund consisting entirely of common stock of the Company.

     Funds A and B are administered by Massachusetts Mutual under a group annuity contract in effect since August 1985. Under Fund A, Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate which is revised at the beginning of each contract year (8.22% and 8.76% average interest rates for the years ended December 31, 1993 and December 31, 1992, respectively). Under Fund B, Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return. Fund C is administered by the Company.

                        GETTY PETROLEUM CORP.
                  RETIREMENT AND PROFIT SHARING PLAN
               Notes to Financial Statements, Continued

     Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

     Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions vest in accordance with the following schedule:

               Years of Service         Percent Vested
               --------------------     --------------
               2 years                       20%
               3 years                       40
               4 years                       60
               5 years                       80
               6 or more years              100


     Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.


2.  Summary of significant accounting policies

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.

     The investments in the Fixed Income Investment Fund and the Diversified Investment Fund are stated at current fair values as reported by Massachusetts Mutual. The Employer Common Stock Fund is valued at published market prices.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                        GETTY PETROLEUM CORP.
                  RETIREMENT AND PROFIT SHARING PLAN
               Notes to Financial Statements, Continued

3.  Investments

     The following summarizes the Plan's investments as of December 31, 1993 and 1992:

                            December 31, 1993             December 31, 1992
                        ---------------------------   ------------------------
                                        Historical                  Historical
                           Fair Value      Cost       Fair Value       Cost
- ------------------------------------------------------------------------------
Fund A:
 Fixed Income Investment
  Fund (*)                 $13,366,908  $13,366,908  $11,634,514   $11,634,514

Fund B:
 Diversified Investment
  Fund (*)                   1,200,452      867,794    1,043,644       782,990

Fund C:
 Getty Petroleum Corp.,
  Common Stock,
  $.10 par value (**)        1,672,495    1,726,250    1,105,067     1,638,013
                           -----------  -----------  -----------   -----------
                           $16,239,855  $15,960,952  $13,783,225   $14,055,517
                           ===========  ===========  ===========   ===========


(*)  Fair value determined by Massachusetts Mutual.

(**) The market value of the Company's common stock was $14.875 per share and $10.625 per share as of December 31, 1993 and 1992, respectively. As of June 13, 1994, the market value of the Company's common stock was $14.375 per share.


4.  Termination Priorities

     While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status

     In 1993, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

                          SUPPLEMENTAL SCHEDULES


                           GETTY PETROLEUM CORP.
                    RETIREMENT AND PROFIT SHARING PLAN
                              1993 FORM 5500

             SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                INVESTMENT PURPOSES AS OF DECEMBER 31, 1993



  (a)              (b)                          (c)                      (d)           (e)

                                       DESCRIPTION OF INVESTMENT
                                        INCLUDING MATURITY DATE,
        IDENTITY OF ISSUE, BORROWER,  RATE OF INTEREST, COLLATERAL,                  CURRENT
         LESSOR, OR SIMILAR PARTY        PAR, OR MATURITY VALUE          COST         VALUE
- -----------------------------------------------------------------------------------------------
  1     MASSACHUSETTS MUTUAL LIFE     FIXED INCOME INVESTMENT
        INSURANCE COMPANY             FUND                            $13,366,908   $13,366,908

  2     MASSACHUSETTS MUTUAL LIFE     DIVERSIFIED INVESTMENT
        INSURANCE COMPANY             FUND                               $867,794    $1,200,452

  3     GETTY PETROLEUM CORP.         COMMON STOCK,
                                      $.10 PAR VALUE                   $1,726,250    $1,672,495


                           GETTY PETROLEUM CORP.
                    RETIREMENT AND PROFIT SHARING PLAN
                              1993 FORM 5500

               SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
             TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1993


      (a)                 (b)                 (c)          (d)       (e)           (f)            (g)          (h)           (i)

                                                                                                            CURRENT
                                                                                 EXPENSE                  VALUE OF ASSET
  IDENTITY OF         DESCRIPTION OF         PURCHASE    SELLING     LEASE    INCURRED WITH   COST OF    ON TRANSACTION    NET GAIN
 PARTY INVOLVED          ASSET                PRICE       PRICE      RENTAL    TRANSACTION     ASSET           DATE        OR (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS         DEPOSITS AND
MUTUAL LIFE           TRANSFERS INTO THE    $1,601,952                                                     $1,601,952
INSURANCE COMPANY     FIXED INCOME
                      INVESTMENT FUND

MASSACHUSETTS         DISBURSEMENTS AND
MUTUAL LIFE           TRANSFERS OUT OF                   $854,377                             $854,377       $854,377
INSURANCE COMPANY     THE FIXED INCOME
                      INVESTMENT FUND
